Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: December 3, 2021

TRANSCRIPT

Host:

We’re live. Hello, everyone. Welcome to AME Number 18. Today we’re hosting Sean Harper and Matt Higgins, Omnichannel Acquisition Corp, and Kin Insurance. Thank you for coming. And as usual, our deal is to help you with your due diligence. We are not giving any investment advice. Invest at your own risk. This due diligence advice hopefully will allow you to make a better and more informed decision. Welcome, Sean. Welcome, Matt. How are you guys doing?

Sean Harper:

Good. Nice to see you.

Matt Higgins:

I feel like we saw you a year ago, and it was probably only a couple months ago.

Host:

Yeah. Honestly, I thought I saw you a year ago too. Just COVID has made everything just more struggle bus for everybody.

Matt Higgins:

I feel like you got more degrees since we last spoke or something, and your brain got bigger.

Host:

I don’t know about that. Still the practice is busy. Still doing my hobbies since I can’t travel or go anywhere really. Just stuck at the farm. So, yeah, welcome again. So just to start off questions, Sean, someone just asked on the AME board, how does actually Kin Insurance work? They just didn’t understand. They’re saying, “Are you guys taking out the middleman? Are you guys offering the cost savings because this middleman person is gone?” How does Kin Insurance, how does it work?

Sean Harper:

Yeah. That’s a really big part of it. So in homeowner’s insurance, typically almost 40% of the money that an insurance company collects doesn’t go to pay claims. It goes to do all this other stuff for their overhead, but a really, really big part of that overhead is the agents. So the agents, when you add up all of the costs associated with them, they typically make a 15% commission, but then there’s all this support, and that’s a recurring commission. You have field sales staff to recruit the agents. They get bonuses, stuff you need to do. So when all is said and done, those agents add about 17% to the cost structure of the 40 in total.

Sean Harper:

And then the rest of it is a bunch of stuff being done manually that could be done automatically. And a lot of that’s just because these insurance companies are all 100 years old, and they’re not very good with technology, and they end up having a lot of manual processes where they really don’t need them. And so that’s a really big part of what Kin is doing is we’re just taking that 40, and we’re shrinking it down to something that’s a lot smaller. A big part of that is cutting out the middleman, the agent. The rest of it is just automating stuff that should be automated in the first place and using our technology to do that. And that’s how we generate cost savings for the customer.

Sean Harper:

The other half of what we do is, because we have so much data about each of these homes, we’re actually able to be a lot more granular about our pricing and underwriting than a traditional insurance company. So I’ll give you an example. It’s just an example. There’s thousands of them. But a lot of the times insurance companies will have a different actuarial factor for every zip code. Well, zip codes are pretty big, and what you really should do is have it be much more granular than that.

Sean Harper:

So our actuarial factor for geography is actually on a census block group level, which is a lot more granular. And that way you capture the fact that risk might be different on one side of the zip code than at the other side. There’s also factors like that that relate to the house. So one thing we do is we use a lot of programmatic analysis of images to understand the detailed traits of the home. And it can tell us things like this roof is less likely to be negatively impacted when it gets hit by a lot of wind than this other roof over here. And so we’re able to price those roofs differentially.

Sean Harper:

So we have a lower price for everybody on average because our cost structure is lower, but then we also have really segmented pricing. So we’re actually giving an even lower, lower rate to the less risky customers and sometimes even a higher risk, the higher rate to the riskier customers because we know that the risk is mispriced. And so that’s why sometimes people will be like, “Oh, my friend tried Kin, and they didn’t save money.” And I’m like, “Well, okay, that’s kind of weird. That doesn’t usually happen.”

Sean Harper:

But what you’re seeing happen there is the fact that we’re really good with data and data science, and that they must live in a disproportionately risky home or geography. And we’re happy to ensure them at that price, and we’re also okay if they can find a better price somewhere else, because we would view them as being subsidized by an insurance company that’s not very sophisticated with their data and pricing and actuarial science. And that’s okay.

Host:

Okay. Thank you for that detailed answer, Sean. So you’re saying this 40% cost, 17% is coming from the insurance, the middleman, which is recurring fees. So maybe that’s removed, giving some savings to the buyers?

Sean Harper:

100%, yeah. That’s right. So we save a lot of money just by not having to pay those agents, and a lot of that gets passed on to the user.

Host:

Perfect. And then you have granular data, which allows you to risk stratify the different customers based on their risk, and their insurance can be a little bit lower or higher based on that component of the expense.

Sean Harper:

You got it.

Host:

Okay. Perfect. Thank you for that. Hopefully that helps that user that just asked that question right now. So the next question is a little bit about the October earnings. They look great. Tell us a little bit more about them.

Sean Harper:

Yeah. We were pretty pumped because we were able to announce three things recently. The first is our year-over-year growth rate in October over last year, it was over 400%, which was similar to the result we had in Q3. That’s what we expected, and so I’d say we’re tracking in the direction that we expected and probably a little bit ahead. And that’s great.

Sean Harper:

Our churn rate, we sort of count on. For our model to be really profitable, we tell people, “You should expect that we’ll keep 90% of our customers from one year to the next.” Historically, it’s been a little higher than that. At the beginning of this year, it was 92, but in the recent months, it’s actually been a lot higher than that, approaching 100%.

Sean Harper:

And so in year-to-date, we’re actually at 95, which it doesn’t sound like a huge difference from 90 to 95, but it actually is because we’re churning half the number of customers. Or to put it another way, we’re doubling our average lifetime value of a customer, which is a huge, huge benefit to us. So we thought that was really encouraging.

Sean Harper:

And then the third thing that we’ve seen is our loss ratio continues to go down, the loss ratio of the insurance exchange that we manage for our customers. And it’s really important that we keep that in balance, that it has a loss ratio that’s lower than its competitors. And we’ve seen that go down sequentially quarter-over-quarter and also pretty significantly year-over-year.

Sean Harper:

And Q3 is usually the worst quarter of the year for most insurance companies. That’s where most of the extreme weather comes. That’s hurricane season. That’s also wildfire season. You also tend to get a lot of hail events during that time period. So it’s always higher. And so to make a lot of progress on our Q3 loss ratio relative to last year is a really, really good sign.

Host:

Okay. No, it was quite impressive. There’s a detailed question I’m going to ask you a few questions down regarding those numbers, but we’ll move on to Matt, who has been patiently waiting on the side. How is the transaction going, Matt?

Matt Higgins:

It’s been going great. What’s interesting about a SPAC transaction, you work so closely and intimately with the company, you become locked in arms, for better or worse. Sean likes to joke, I’m the first text to greet him in the morning, and I tuck him in at night. So it’s been amazing. And as a result, you just get to know the company on such a deep level.

Matt Higgins:

So we’re doing two things. Obviously we’re working on the transaction every day and pulling it forward. But at the same time, we’re preparing the company to be ready to be a public company and also creating value working with Sean. So when we first did this deal, part of the value is the fact that I teach on the subject at Harvard Business School. I have a huge portfolio of direct consumer businesses, and so I like to think I bring a lot of insights to the table.

Matt Higgins:

But also by virtue of my special relationship with Florida, my partner owns the Dolphins, Formula 1, tennis, we are very deep in Florida. Those things don’t happen overnight, bringing strategic value. So a lot of the work that I’m doing with Sean is laying the foundation to really take advantage of that competitive advantage post-transaction.

Matt Higgins:

So for those out there who aren’t following insurance every minute, Florida is a 14 billion dollar in homeowner’s insurance TAM. So you could be a rather incredibly large company just by having a big position in Florida. And because Florida is in a state really in an insurance crisis because so many different companies have just simply left in response to the climate change. There aren’t a lot of branded competitors, so there’s a real opportunity in Florida to work with Kin, to leverage these assets and my relationships to build up the brand.

Matt Higgins:

For example, Sean was down in Florida with me at the Dolphins two weeks ago with his management team, meeting the management team of the Dolphins and saying, “There’s this tremendous opportunity here to elevate Kin’s profile.” That’s just an example. So it’s interesting in this transaction, we’re going to get it done, which isn’t easy. Obviously it’s a complicated transaction. We’re going to get the company ready, and then in our case at least, we’re really working as partners already to bring a ton of value.

Host:

That’s awesome, Matt. Looking at what you’re bringing to the table, these relationships, which are bringing strategic value, like you mentioned, and with the Dolphins, that’s something that’s obviously important. Looking at Florida, are you guys looking at just using the risk analysis, risk stratification component part of Kin maybe to select for the lesser-risk folks, lesser-risk properties? Is that basically the strategy?

Sean Harper:

Yeah. Or to put it a different way, we’re always trying to price the risk accurately, which is really important in places like Florida, where the weather is more volatile. And the other states we operate in are also states that have volatile weather, and just because of what’s going on with the climate and everything, more and more places do have volatile weather, unfortunately.

Host:

But I would guess then, because a lot of insurance companies are leaving Florida, they have a lot of super smart actuarial folks. They have done their calculations, and I guess maybe for some reason they realize the premiums that the people have to pay, people wouldn’t pay them. And maybe that’s why they moved out, right?

Sean Harper:

Well, you really have to it pay it. And so this is one of the funny things about homeowner’s insurance is that if you have a mortgage, you have to have homeowner’s insurance. You actually can’t just not buy insurance, and you actually see a really big increase in demand for insurance in these southern states, because a lot of people are moving there. We used to you get this question, “Oh, what happens when Florida sinks into the ocean and no one can live there?” No, that’s not what’s happening. What’s happening is that hurricanes and other weather events are becoming slightly more common as the oceans have formed.

Sean Harper:

And so what that means is that insurance companies need to get more sophisticated, and also the price level for insurance will rise. That is inevitable. The price level for insurance will rise-

PART 1 OF 4 ENDS [00:12:04]

Host:

[inaudible 00:12:00].

Sean Harper:

That is inevitable. The price level for insurance will rise in Florida, in Illinois, in California, everywhere, and that’s just part of the cost of owning a home in this world. So yeah, we haven’t seen a reduction in demand for insurance, it’s actually the opposite. The demand for insurance is increasing as more and more people are moving to these geographies.

Matt Higgins:

Well, and I think it’s kind of counterintuitive, but it’s been great working with Sean to tell the KIN story. When people first hear that it’s focused in these climate affected areas, which will be the entire world in a decade, but for the time being, they think, oh, well, shouldn’t you be diversified to more placid corners of the country? It’s actually the opposite, because the fact that, one, we’re pure play DTC, the only DTC homeowners insurance company, enables you to rely on data, right? And the data doesn’t lie, the data just gets better. You just work better and better to understand your data.

Matt Higgins:

By having agents who are third party agents in between you and the customer, it distorts a couple of things. Aside from the fact that it strips margin from the product, it also distorts the underwriting. It may be small, sometimes imperceptible ways, maybe a roof is a little bit older than what shows up on the forms, it’s all sorts of different things. That doesn’t matter as much when you’re in Oregon, right? But when you’re in a place like Florida, it matters a lot, and where it shows up is when climate catastrophes happen.

Matt Higgins:

And so, actually KIN’s advantage, which will eventually be the advantage around the country, is the fact that they’ve been able to use thousands of data points to go directly to a customer. That’s one. But two, this is how customers expect to buy things. The idea that you’re going to walk into a strip mall in New Jersey, or wherever, and buy an insurance product is ludicrous, as much as buying an NFT at a strip mall. And so, I think we decided, we landed on from a branding standpoint, what does KIN stand for? KIN stands for every new normal. It’s just not new normal in terms of climate change, but it’s also a new normal in terms of how customers expect to buy things.

Matt Higgins:

And then the last part is fraud is a huge problem in, especially, disrupted volatile places that are affected by climate catastrophe, because that’s where low hanging fruit is to take advantage of people. Being a DTC and relying on data gives you tons of insights and information into how somebody might be trying to commit fraud. And I don’t know if Sean, the last time we did this AMA, but I like the story involving somebody’s birthday, because you wouldn’t think that a birthday is a significant tell of fraud, but maybe Sean, you could, you could tell that really quick.

Sean Harper:

Yeah, so one of our risk triggers watches when people change their answers. And so we actually saw somebody changing his answers for his date of birth; which, the reason why somebody would do that is they’re trying to avoid getting a hit when we go to do the background check. And so what we found when we looked into it some more was this gentleman was actually presently indicted for insurance fraud against another insurance company. So, okay, well that’s not a customer that you want. And so you’ll have these examples too, where it’s maybe not as clear cut of fraud, but somebody is fudging their answer, right? Maybe they’re telling us they have a breed of dog that’s different than what they have. Maybe they’re telling us that their roof is newer than it actually is. And by not relying as much on human input and a lot more on the subjective data that we’re manufacturing, gathering, aggregating, it allows for a much more accurate underwriting outcomes.

Host:

Oh, I definitely agree with you. Any time where you have the opportunity to take out an assessment being done by a human being because it doesn’t impart impartiality, whether it’s like you said, Matt, earlier, like fudging the roof slightly on the envelope, or anything like that, I think that’s something that’ll be better for the consumer, and DTC is the way to go. So kudos to you guys. I think you guys are doing something awesome. So Matt, another thing that’s going on now, is just evolving the spec landscape is the minimum cash condition. Are you prepared to waive the minimum cash condition in order to get the merger completed? That’s a question a lot of folks are asking.

Matt Higgins:

Is it Sean? That’s a question more for the company.

Host:

Or either one of you guys.

Matt Higgins:

So look, the minimum cash condition is the agreement we struck. It’s what’s in the S-4, and nothing has changed since those agreements were filed. Our work that we’re doing now is, frankly, tell the story. I think big picture in the spec universe, there was a degree of euphemism and euphoria, right? Oh, sorry, euphoria around the space. And then of course there’s a bit of a reckoning. And I think what’s happening now is a reappraisal of the space, realizing there’s some really great companies, and KIN is one of them that stand out for on the crowd. That’s the work that we’re doing right now is, basically, using this time until the close to make the case and do sessions like this to get in front of shareholders, but the minimum cash condition remains the same.

Host:

Okay, thanks for sharing. So that’s a question some the folks had. And like you said, there was a euphoria in quarter three, in quarter one early this year, everybody spots across... Doesn’t really matter the quality of the target, the quality of the spark, the quality of the structure. But now I’m seeing a divergence where you have some few spots doing really well, target’s doing really well based on the target company and how the transaction has been organized. And a lot of them doing really crappy because, obviously, there’s our situation as well, too. That’s part of the blame, but also because a lot of them, I don’t think should go public because of the target and the way the transaction is structured, so thanks for sharing that.

Host:

Another question, this one is for Sean, is, Southeast BC is right now under extreme weather watch. As you know, I’m from Canada, so I keep track of what’s happening up north. They had two terrible storms, extreme flooding, I think $10, $20 billion worth of damage from what I saw or even more. We’re seeing more of these natural disasters across the board. Is this a net negative or a positive for KIN insurance? You mentioned a little bit about it, but can you elaborate more?

Sean Harper:

We see it as being a positive. And it’s also, if we think about our place in the world, like we talked about it before. The real estate market does not function unless you’re able to buy insurance for homes. And so, there will always be insurance; people have to buy it. Now, the question is, how much does it cost for them, and how much of that money is being wasted on overhead from a pretty inefficient industry?

Sean Harper:

So from our perspective, we think we’re in a really good place to be the guys that provide this for a huge part of the market, because we have a really low cost structure, and in large part is due to our direct-to-consumer business model. And also because we have a lot of sophistication on how to price this and make sure that we’re arriving at an actuarily sound rate for each home given the traits specific to that home, as well as the weather that’s around it. We think a lot of the older insurance companies are not in a good position because they have high cost structures, and because they don’t have the technology necessary to have the pricing granularity. And new companies will need to take the place in the market, and that’s where we see our role is, in helping society adapt to the unfortunate circumstances that we’re in right now with weather volatility.

Matt Higgins:

I think it’s a little bit of KIN too. Sometimes for a radical technology and innovation to be born, you have to do it from a blank slate. If you think about what Tesla did, but theoretically, electric cars could have been perfected a long time... Idea’s been around, of course, for a century, but it required an outsider coming in and starting from scratch to pull it off because you would’ve had to dislocate your supply chain factories, these huge institutions, right? Similarly, not on the same scale, but what Sean has done by starting from scratch, no one within the industry probably would’ve thought it’s possible to go ahead and underwrite a home with thousands of data points, right? But it makes complete sense. And I’m saying this only because we get to ask the question, well, insurance company, legacy insurers have decades of data over you, theoretically, in figuring out these weather patterns. How can you compete when you’re only five years old? And the point is, what’s the quality of that data at the end of the day?

Matt Higgins:

Direct-to-consumer, data driven will be how insurance is done, full stop, within over the course of the next decade, so we’re just a little bit early. But I like to underscore the point that the advantage is actually starting from scratch, because it enables you to not have channel conflict with your independent sales agents, to be able to figure out how to perfect the data machine; and again, similar to what Elon Musk has done in the car industry. Now I’m equating you to Elon Musk, Sean, but I really do think what you did is pretty extraordinary and only could have been done if you had started from scratch. I can’t imagine one day trying to pivot an entire insurance company to build what you’ve built.

Host:

Well, I think you’re at a strategic point too, right? With computer processing power, pre-AI data algorithms, and that’s the direction we’re definitely heading: data driven decision making process, right? Whether it’s in medicine, radiology, whether it’s in oncology, and so forth. So I’m really hoping you guys have a good R&D and development in that data front, because, if anything, I think that’s the thing that will make a difference between success or failure down the road. How much data, how much research you’re doing into this AI-driven or data algorithms, right? So I agree with you, Matt, it’s Elon-esque, doing something that is basically transferring savings to the customers, actually an actual solution to a problem that exists in the ecosphere and the environment that is there; you’re just putting all the pieces together. So I think this will be a successful company for sure in 10 years when we look back. So, specs are doing better than they were three months ago. However, we’re seeing new problems and issues like redemptions. What are your thoughts on transaction in terms of potential hiccups with redemptions, Matt?

Matt Higgins:

Yeah, it goes back to what I said a minute ago. I think you have to put in the work. You could see this different kind of specs behave differently, there’s no perfect template, but we have chosen communication and transparency the best we can. So we’re putting out premiums pretty much every month, plus whatever metrics make the most sense. We’ve been doing that with a constant cadence, so people can basically look back at what we said in the S-4, the materials that are available, our analyst deck is available. We’re on display and you can evaluate, and this is how I look at any deal or any leader. Tell me what you’re going to do, do what you said you were going to do, and then tell me what you’re doing next. And so, we have now created a body of work together, Sean and [Omni 00:23:17] and KIN, that you can now evaluate, and I’m pretty proud of the fact that we’re doing what we said we’re going to do.

Matt Higgins:

My most important objective is to get in front of everyone who is a current and future believer, including people watching right now, and put out that body of work so you can judge us. I’ve said from the beginning with specs, people who commoditize the space are very dangerous. It all depends upon the management team, first of the sponsor because they’re the ones who are going to be identifying the target, and then looking within the target and use the data that’s available to you. So long way of saying, our number one priority until the vote is to go out there and to communicate and, frankly, to keep executing.

Matt Higgins:

I’d love to share for a minute with everybody listening, because I think it’s a helpful case study, is what happened during Hurricane Ida. A lot of the questions I got in the beginning is okay, but they’re...

PART 2 OF 4 ENDS [00:24:04]

Matt Higgins:

... happened during Hurricane Ida. A lot of the questions I got in the beginning is okay, but they’re focusing on CAT states. Like what’s going to happen if a terrible hurricane hit?

Matt Higgins:

Well during this transaction, this process, one of the worst hurricanes to strike in I don’t know how long struck our target market and enabled Sean to sort of do everything that he’s been talking about and demonstrate. And we can spend a minute on it, but how are we effective from a risk standpoint? And that’s where the reinsurance stack came in. We always talk about how effectively KIN is a transformer of risk, right? Out there, they’re serving as on the direct line with the customer, but then they’re transferring that risk to a well developed reinsurance stack.

Matt Higgins:

But also from a paradigm standpoint, we said all along, when there’s a claim, it’s an opportunity to demonstrate what you’re all about. I just find it bizarre that you pay your insurance company all this time, and then, God forbids, something goes wrong and now you’re alienated. And Sean, your rates go up, nobody wants to talk to you. During Hurricane Ida, Sean had an opportunity to demonstrate what KIN is all about. Maybe I’ll hand it back to you, Sean, for a minute, just to talk about how you attacked it.

Sean Harper:

Yeah. So the old way of doing claims is you basically... A lot of it’s outsourced and the insurance company basically waits for the user to call them and they send a guy in a pickup truck out to evaluate the damage. And it’s not great from a user perspective, because it’s really slow, especially when you have a lot of claims at once. That whole infrastructure, because it’s all physical and manual. It gets backed up. And so it might be a month before somebody’s able to come and start adjusting your claim. So what we do is totally different because it’s all using tech. And so we actually watch the weather, that’s hitting each of the homes individually. And if we see a home was exposed to whether that was likely to damage it, which is a little bit different for every home, we’ll actually text the user and say, “Hey, how are you doing?”

Sean Harper:

And that allows us to get a really good read on which of the customers we don’t need to send anybody to because they’re fine. But a lot of the times the customers, so there’s two ways. It happens in the other direction. One is the customer is there and they’re like, yeah, I’m okay. But you know, a tree fell on my house or my garage is gone now. Say, okay, cool, take a photo of that. We could start adjusting that and get you actually start paying for the damage and helping you fix the damage right now. And in some cases that really helps because let’s just say, if your house was flooded, like if you have water in your house for 12 hours, it sucks. If you have water in your house for 48 hours, well, that’s an entirely different beast. The amount and the expense of the repair is going to be a lot worse.

Sean Harper:

So we can get out there fast and start drying out the home. You can get these big fans basically and we get out there and dry out the home, make sure that there’s tarps, that it’s not leaking anymore. You can actually reduce the level of damage. The other scenario that we had that was kind of funny is we also use aerial imagery. So within a few days of when the storm went through, we’re actually able to buy gigabytes and gigabytes of images from these fixed wing aircraft that go over the towns, these big parabolic cameras and they get really, really high resolution photos of each of the homes. And we’re able to analyze those automatically and determine which of the homes are damaged. So that’s really useful because a lot of the times the customers don’t stick around to be part of the storm, right?

Sean Harper:

Like if you’re going to get hit by a CAT-5 hurricane, you don’t want to be there. So a lot of people lived in New Orleans, other areas that were hit by Ida. They left, they went to Houston or Atlanta or wherever, just to get out of the way. So in this case, we were in a position where we could actually tell the customers in some cases like, hey, I know you’re not home, but here’s a picture of your house and it looks fine. That’s great, right? Or, “Hey, we know you’re not home, but here’s a picture of your house. And we can tell there’s probably water coming in from roof, because you can see where those shingles are up and would you like us to start repairing it for you? Would you like us to start getting quotes right now to go and replace the roof?”

Sean Harper:

And so, it’s obviously a much more customer friendly way of doing it because it’s so much faster and more proactive. It also saves us a lot of money because there it’s automated stuff where you used to do manual stuff and it saves you even more money because the claims get more and more expensive the longer you leave them, right? It’s harder actually to repair the damage the longer that the damage is there. And so, it’s just a really great example of how technology can help us do things totally differently. We’ve been building that stuff for years. So it’s really cool to have an opportunity to put it into service for our customers.

Matt Higgins:

You’re on mute. While you’re on mute, I would follow point. Why I like to share that story is because you their unit economics are so fantastic. I guess some people like say how. These numbers, we throw them around. They become abstract. The average net promoter score in the insurance industry is like in the 30s and KIN’s numbers 87. So rather than say 87, I’d like to just tell the Hurricane Ida story. Imagine how you would feel if you were in a hurricane, you’d left your insurance companies texting you before you would put in a claim telling you that we just checked out your photos. You might have a problem. We’ll send a guy over. It’s pretty extraordinary. But it makes sense as we have more and more climate dislocation and it’s harder to get crews out.

Matt Higgins:

Of course, that’s going to be the attitude that insurance companies are... That’s going to be the expectation of the customer as flooding and everything else becomes the new normal. I live in the New York, New Jersey area. The schools have been closed, I think three different times because of flash flooding. I’ve never gotten alert on my phone before in my life. And now I’ve gotten three of them this year. This is going to be the expectation of your insurance company that they’re going to affirmatively help you take custody of the whole situation and not try to run away from the claims. So that’s why KIN’s numbers are so great.

Host:

I think that’s pretty awesome honestly. And I would lean more onto it because I had a little bit of small flooding at my place, but it was in the mud room. The washing machine was leaking and we didn’t know about that for two hours. And I just paid it for myself because I didn’t want to get shunned, like you said. I was like, I rather pay it myself to get it all dried and addressed right away rather than getting my rates higher. It’s like a complicated process. I’ve never been through it, but I know it’s a complicated process, so I just try to avoid it.

Matt Higgins:

I would think the same thing, like what’s the bar that would actually get me to interact with my insurance company. It’s pretty damn high, and they just have a completely different paradigm about it.

Host:

Yeah. I feel you. I feel you. So a couple of us are... Our specs are developing different software to help us just like you guys use data to figure out which ones are doing well, which ones are having more institutional buyers slowly over time, which ones are having [inaudible 00:31:02] of volumes and so forth are increasing can alert us. And on trackfunds.com, which was developed by one of our users, it looks like institutional ownership increased 30% recently, 73 institutional investors. This represents 92% of ownership. Any thoughts on this situation? Why do you think this is happening, Matt?

Matt Higgins:

What are your thoughts on this situation? I’m fascinated by that. I don’t know.

Host:

Well, there’s two ways to look at it, right? Like we have like two hypothesis, really. One is we generally see more institutional buyers if there’s quality company where the fundamentals make sense and the valuation makes sense. Right? We see that. So that’s one and the other is a lot of arbitration and people trying to take advantage of just few percentage increase and then rapidly selling.

Matt Higgins:

Yeah, I think that-

Host:

When they get their targets.

Matt Higgins:

Right, right. So I think that’s 100% the way to look at it. You have to say, what kind of institutions? Are they likely long holders? Are they taking a long view or are players? I will say again, I’m completely biased. So feel to discount this. But I feel like to get exposed to KIN is delightful, because you’re like, oh, that’s brilliant. I hadn’t thought about that before. So we are putting in a lot work to tell the story. I would say the one area that we need to really work on is get the brand of KIN out there. It’s not like it’s on everyone’s name. Some of the other industries and companies in inure tech throw off a lot of heat. And Sean has built the steak without the sizzle.

Matt Higgins:

And so we’ve had to tell our story, but when we tell our story and it probably takes a couple reps to really understand it, people really like it. So I would like to believe that’s a lot of a reflection of institutions beginning to become aware.

Matt Higgins:

I found this happening just big picture for those out there who followed like the e-comm transformation, digital transformation, DTC companies. In the first wave of innovation, when an industry is being disrupted, there’s like this enthusiasm and the focus is on growth at all costs. Right? I think inure tech is sort of no different. And now it’s been going through a reckoning of saying, wait, the same laws of the universe supply here, gross margin, customer acquisition costs. I think everyone is looking at all the companies now with a fresh eye. I believe KIN, and I know KIN shapes up dramatically, I knew it from when we did the deal because I teach the subject, right?

Matt Higgins:

CAC to LT ratio of almost eight is unheard of. And so at Harvard we say anything north of three is a great business, but I think that’s what’s been happen in a little bit of the space. And so we’ve had to tell our story more so that we don’t get lumped in like the... I mean, the whole notion of the word insure tech is kind of silly. It’s like saying cybersecurity, like what the hell is that? Or even DTC is a silly word. Like what is that? You sell to people.

Matt Higgins:

So we’ve had to work to differentiate ourselves. So we don’t get lumped in as this little bit of a reckoning happens in the industry. The good part is I invite everybody to do this, just hold up KIN’s numbers, all the information’s available. And compare to any cohort you want in the industry. And it does remarkably well. So long way of saying, I like to believe a lot of that’s reflection of us getting the story out.

Host:

Yeah. And we’re keeping track of this data and we’re analyzing just for the sake of analysis and understandings to make future predictions. You talked a little bit about growth. I looked at the current growth. Is this sustainable at this growth rate? Has the TAM changed? What’s going on?

Sean Harper:

So the TAM continues to increase. When we started this company five years ago, the home owners insurance market in the US was $100 billion. It’s actually $110 billion now. So it’s grown pretty significantly over that time period. If you think about what’s driving it, it’s increased housing values and prices, increased cost of building materials, and increased weather volatility. And so, I actually think those are all pretty long term changes, right? Like weather volatility will continue to increase, which means you’ll need more expensive insurance basically to cover the volatility. So we expect the TAM will continue to increase for a long time, forever, at a reasonably good pace.

Sean Harper:

From our growth perspective, it’s just math, how we grow, right? So we put $500 into the machine that we’ve built and we generate a new customer and we can do that. And basically, what we’ve been doing is just growing the new originations from one month to the next and then really enjoying it as we get these renewals. Right? Because that’s where it gets super exciting. So for next year, yeah, we’re going to double next year, right? We’re going to go from the 98 we told everyone we were going to do this year to 234 is what we told everyone we were going to do next year. So it’s a little bit more than doubling. But because the renewal rate on that 98 we wrote this year is so high, we actually only need to-

PART 3 OF 4 ENDS [00:36:04]

Sean Harper:

We wrote this year is so high. We actually only need to increase our new originations from, because this year we originated new, at like 75, basically. Next year, I need to originate new only like 120 to hit that goal, right. Or 140 to hit that goal. So it’s a fast piece of growth, but it’s maybe not as fast as people realize. We don’t need to grow new originations that quickly to hit these growth targets because the renewals are so predictable. And this is one of the things people really like about recurring revenue businesses, why SaaS companies trade so high, right? They’re high margin. They’re very predictable. And our economics look pretty similar. They’re high margin and they’re very predictable and they renew at a high rate.

Matt Higgins:

It’s funny the way you talk about though so clinically. They’re only predictable because you’re executing and delivering, right, but when they’re very unpredictable, they’re bad.

Sean Harper:

That’s true. So you have seen this happen, right? Like, there are companies in our space in other insurance up starts where there’s one company that only keeps 30% roughly of their users from one year to the next. Well, it’s a lot harder to grow if you’re only keeping 30% of your customers from one year to the next then if you’re like us and you’re keeping more than 90% of your customers from one year to the next. So yeah, executions, I mean, thank you. We think we’re executing it well.

Matt Higgins:

Also think to whether sustainability and size of the town. Nothing’s changed, I think actually post COVID is a dramatic tailwind because we are picking on a festering wound of the entire industry which is everyone expects frictionless commerce no matter what. So once people have been alerted that there’s another way to buy insurance that doesn’t involve necessarily interacting with somebody if I don’t want to, that becomes the expectation. Like it’s funny, when you look at Florida, like having the ability to get an insurance quote is like a hookup.

Matt Higgins:

Like, do you know anybody who could basically tell me what my insurance, can be so complicated and cumbersome because of the dislocation happening. I think as more and more brand awareness happens around Kin that this should be your first place and that you know that you can get a quote within a minute or whatever, Sean, it takes like. That becomes the expectation because of course it is right. I’d rather do that than go ahead and give my info online to a lead gen service where I thought I was getting a quote, but all is being is shopped around. Right? Or I got to call somebody, like that’s my only point. So to me, our mere existence becomes to educate consumers and then eventually consumers expect that this is how homeowner’s insurance should be done.

Host:

Perfect. You’re talking a little bit about Kin, maybe somebody that’s watching right now will be interested in getting Kin Insurance. What dates are you guys covering now, Sean?

Sean Harper:

Right now we’re still in three states. We’re in Louisiana, California and Florida, which combined are about a $20 billion market. And then we’re actually in the process of acquiring some additional insurance licenses. Insurance is kind of a funny industry this way. It can be hard to get regulatory approval to enter a new state. And so one of the best ways to do it is actually to buy an inactive insurance company that has the license there, but doesn’t have any operations. And so it’s called a shell in insurance. And so we arranged to buy one of these like I think we struck the deal in August or something like that, but it’s very close to closing. We’ve just been in this regulatory approval process. So very shortly we’ll have licenses in a lot more states. That shell comes with licenses in more than 40 states.

Sean Harper:

And that’ll allow us to launch. Now we’re not going to launch in 40 states. That’s just not how we roll. We’re always very deliberate and careful in launching a new state because they’re all a bit different. And because you actually, we get better at a state as we go, right? Our marketing becomes more efficient because more people there know who we are and our underwriting and pricing get more efficient because we have more data to feed back into this big data machine that we built.

Sean Harper:

So we’ll probably launch like, I don’t know, like five-ish states 5, 6, 7, something in that ballpark next year. And it’ll add up to an additional $30 billion of TAM. So by the end of next year, we’ll be in a $50 billion TAM versus the $20 billion TAM that we’re in right now. And that’s way, way, way more than we need. Like the market share we need to hit our targets is only like 0.5% at that point. It leaves us lots and lots of room to grow. It’s very easy to think about how you could generate a billion dollars of premium if your TAM is 50 billion.

Matt Higgins:

Yeah. And I think the other part, the thing that’s also not going to change is like is the value of the customer, the underlying value of the customer because there’s a homeowner’s insurance policy, Kin’s customer’s on average $1,700. Think about a rental policy, right? It’s a couple hundred dollars and the purchasing power of a homeowner, the average age of which is mid fifties versus a renter, which obviously needs to grow into it. So that’s not going to change the fundamental laws around what’s the average age of a customer? What’s the average cost of a house is only getting more expensive. So I do think it’s a massive TAM and a massive transformation happening within the industry.

Host:

That’s awesome. And I think honestly, the more states you cover, the easier it’ll be to hit that 0.5% of the market that you want to grab because if you risk stratify them, you can probably get the same cohort of folks from many more different markets.

Sean Harper:

Yeah. We’re really not TAM constrained at this point. So you could think about our gross projections over the next few years. You could very easily do that in, not easily, but it is certainly possible to do that within our existing town. So the reason why we’re expanding into more states has less to do with being tapped out in the market and more just to do with we want to bring our service to more places and be available for more people.

Matt Higgins:

It also drives your marketing behavior too, right. If you’re only in a few markets, its own friction when once we finish this, we’ll get the text messages from people like, why aren’t you here? Can’t you just make an exception. I’m like, no, we’re actually not in your state. So there’s utility from a branding standpoint too, as an efficiency to those impressions if you’re in more places I think.

Host:

Okay, sounds like a plan. So some of the more silly questions folks ask. How many employees does Kin have and Sean, what’s your favorite pizza place?

Sean Harper:

I like that. I’m hugely into pizza. I love pizza. My favorite pizza place in Chicago is called Coal Fire. It’s like a thin crust sort of crispy style and but I don’t live in Chicago anymore, I live in the suburbs because I have little kids and my favorite place up here is called Napolita, it’s in Wilmette where I live. It’s delicious.

Sean Harper:

We have about 400 employees now and we’re growing super fast. So yeah, we’re hiring everything, hiring actuaries, software engineers, sales people. So please tell your friends. It’s a good place to work. It really is. We really have a lot of fun here and I think we’ve created a great environment for our employees.

Host:

Sure. Thanks for sharing that. We just recently moved to the Midwest and discovering places. We just moved in the middle of COVID so I have never been to Chicago actually. So hopefully we’ll try that place out. Coal Fire eh?

Sean Harper:

Coal Fire’s really good. Yeah. Well, tons of good restaurants up here in Chicago.

Host:

For sure. There’s a question that just came in. Feel free if you can’t answer, say you can’t answer. Is there an approximate date when merger will complete and ticker change happen? Approximate.

Matt Higgins:

Not approximate date, but a process that is visible to everybody. Like when you’re going through this, you have your draft S4, SEC makes comments about it. You edit, you revise, which the comments have been actually very, very, very constructive and helpful. So we’re in that process. That’s all visible. Right, Sean? So we’re in the process of another round of those. We had targeted fourth quarter. We’re already first week of December. So obviously that could slip, but we’re working very hard to get it done and we’re coming towards the end of the process for sure.

Host:

Perfect. Well thank you so much, Sean. And thank you so much, Matt joining us for part two of this AMA series. We really appreciate it with our 180,000 viewers here at [inaudible 00:44:25]. People always have questions and we always appreciate folks that can answer those questions for us.

Matt Higgins:

No, thank you for having us. We love coming on and I do love this company. It’s fun to spend time. Sean, fun to spend time with everybody talking about it. My last piece of advice is like, there’s a lot of information out there, so hopefully you spend the time sift through it and we’ll come back on any time to ask more questions.

Host:

Awesome. Thank you everyone who came to watch today and please do your due diligence and good luck. Thank you guys. Take care.

Sean Harper:

Thank you. Bye.

PART 4 OF 4 ENDS [00:44:58]

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov... In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Omnichannel’s and Kin’s control. While such information and projections are necessarily speculative, Omnichannel and Kin believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Omnichannel or Kin, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at sec.report, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Business Combination Transaction

On July 19, 2021, Kin entered into a business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA). The business combination is expected to close in the fourth quarter of 2021. Upon closing, the combined public company will be named Kin Insurance Inc., and its common stock is expected to be listed on the NYSE under the new ticker symbol “KI”. Additionally, closing of Kin’s acquisition of an inactive insurance carrier with licenses in more than 40 states is still expected in the fourth quarter of 2021.

About Kin

Kin is the home insurance company for every new normal. By leveraging proprietary technology, Kin delivers fully digital homeowners insurance with an elegant user experience, accurate pricing, and fast, high-quality claims service. Kin offers homeowners, landlord, condo, and mobile home insurance through the Kin Interinsurance Network (KIN), a reciprocal exchange owned by its customers who share in the underwriting profit. Because of its efficient technology and direct-to-consumer model, Kin provides affordable pricing without compromising coverage. To learn more, visit https://www.kin.com.

About Omnichannel Acquisition Corp.

Omnichannel Acquisition Corp. (NYSE: OCA) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit www.omnichannelcorp.com.

Contacts

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com